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                                                                   EXHIBIT 4.1

                                                                 April 8, 1999

Bank of America National Trust and Savings Association, as Administrative Agent
555 South Flower Street, 11th Floor
Los Angeles, California 90071
Attn: Janice Hammond

U.S. Bank Trust National Association
180 East 5th Street
St. Paul, Minnesota  55101
Attn: Corporate Trust Department

To the foregoing parties:

     Reference is hereby made to (i) that certain Completion Guaranty (the "Completion Guaranty") dated as of March 23, 1998 by the undersigned, Peter
A. Morton ("Guarantor"), in favor of (a) Bank of America National Trust and Savings Association, as Administrative Agent (the "Administrative Agent") under the Loan Agreement described therein (the "Loan Agreement"), and for the benefit of the Lenders (the "Lenders") party to such Loan Agreement from time to time, and (b) U.S. Bank Trust National Association, (formerly, First Trust National Association), as Trustee (the "Trustee") under the Indenture described therein for the benefit of the holders from time to time of the Senior Subordinated Notes referred to therein, and (ii) that certain Subordination Agreement dated as of March 23, 1998 between Guarantor and the Administrative Agent (the "Subordination Agreement").

     Guarantor has received and reviewed a copy of the proposed Amendment
No. 2 to Loan Agreement pursuant to which Hard Rock Hotel, Inc. (the "Borrower") has requested (i) that Lenders approve a revised Budget (as defined in the Loan Agreement) for the Proposed Expansion (as defined in the Loan Agreement), which revised Budget would reflect an increase in the amount of the Budget from $87,000,000 to $100,000,000, and (ii) that the Commitment (as defined in the Loan Agreement) be increased by $10,000,000 to enable Borrower to finance the requirements of the revised Budget.

     Guarantor is familiar with the financing needs of the Proposed Expansion and consents to the increase in the amount of the Budget from $87,000,000 to $100,000,000 and to the increase in the amount of the Commitment by $10,000,000. Guarantor agrees that the principal amount of Guarantor's liability under the Completion Guaranty, as set forth in Section 3 of the Completion Guaranty, shall be increased from $10,000,000 to $23,000,000. Guarantor confirms that Guarantor, in addition to such increase in the principal amount of

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Guarantor's liability under the Completion Guaranty, shall remain liable for interest, costs and expenses as set forth in Section 3 of the Completion Guaranty as modified by this paragraph. Guarantor further agrees that notwithstanding anything to the contrary in the Subordination Agreement, the "Senior Obligations" referred to in the Subordination Agreement shall mean the Obligations (as defined in the Loan Agreement) in an aggregate amount not exceeding $77,000,000.



                                              /s/ Peter A. Morton
                                              ------------------------------
                                              Peter A. Morton, an individual

By executing this letter in the space provided below, the Borrower consents to the terms hereof, and agrees that it shall not take any action which is in contravention of the terms of this letter.

HARD ROCK HOTEL, INC.



By: /s/ Peter A. Morton
-----------------------
Peter A. Morton

Title: President
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By executing this letter in the space provided below,
each of the Administrative Agent and the Trustee consents to the terms hereof, including the increase of the Budget.


BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION, as Administrative Agent

By: /s/ Janice Hammond
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Title: Vice President
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U.S. BANK TRUST NATIONAL ASSOCIATION, as Trustee

By: /s/ R. Prokosch
-----------------------------------

Title: Asst. Vice President
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